UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Select Interior Concepts, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

816120307

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☐ Rule 13d-1(c)
c.	☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816120307

1.	Names of Reporting Persons. Conner Searcy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,169,485

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,169,485

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,485 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.5% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 816120307

1.	Names of Reporting Persons. Christopher Zugaro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,169,485

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,169,485

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,485 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.5% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 816120307

1.	Names of Reporting Persons. Trive Capital Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,169,485

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,169,485

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,485 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.5% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816120307

1.	Names of Reporting Persons. Trive Capital Fund I GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,079,120

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,079,120

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,120 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.1% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer

Select Interior Concepts, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

4900 East Hunter Avenue
Anaheim, California 92807

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Conner Searcy, an individual who is a citizen of the United States of America (“Mr. Searcy”), (ii) Christopher Zugaro, an individual who is a citizen of the United States of America (“Mr. Zugaro”), (iii) Trive Capital Fund I GP LLC, a Delaware limited liability company (“Fund I GP”), and (iv) Trive Capital Holdings LLC, a Delaware limited liability company (“Trive Holdings” and together with Mr. Searcy, Mr. Zugaro, and Fund I GP, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business office of each of the Reporting Persons is 2021 McKinney Avenue, Suite 1200, Dallas, Texas 75201.

(c)	Title of Class of Securities

Class A common stock, $0.01 par value per share, of the Issuer (the “Class A Common Stock”).

(d)	CUSIP Number

816120307

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) As of the close of business on December 31, 2018, each of Mr. Searcy, Mr. Zugaro and Trive Holdings may have been deemed to have beneficial ownership of 2,169,485 shares of Class A Common Stock, which consisted of (i) 987,134 shares of Class A Common Stock held by Trive Capital Fund I LP (“Trive Fund I”), (ii) 1,091,986 shares of Class A Common Stock held by Trive Capital Fund I (Offshore) LP (“Trive Offshore Fund”), and (iii) 90,365 shares of Class A Common Stock held by Trive Affiliated Coinvestors I LP (“Trive Coinvestors Fund”), and all such shares of Class A Common Stock in the aggregate represented beneficial ownership of approximately 8.5% of the Class A Common Stock, based on 25,655,023 shares of Class A Common Stock outstanding as of December 31, 2018, as reported to the Reporting Persons by the Issuer.

(ii) As of the close of business on December 31, 2018, Fund I GP may have been deemed to have beneficial ownership of 2,079,120 shares of Class A Common Stock, which consisted of (i) 987,134 shares of Class A Common Stock held by Trive Fund I and (ii) 1,091,986 shares of Class A Common Stock held by Trive Offshore Fund, and all such shares of Class A Common Stock in the aggregate represented beneficial ownership of approximately 8.1% of the Class A Common Stock, based on based on 25,655,023 shares of Class A Common Stock outstanding as of December 31, 2018, as reported to the Reporting Persons by the Issuer.

Fund I GP is the general partner of Trive Fund I and has voting control over Trive Fund I. Trive Capital Fund I GP Offshore LLC (“Offshore Fund GP”) is the general partner of Trive Offshore Fund and has voting control over Trive Offshore Fund. Fund I GP is the sole member and sole managing member of Offshore Fund GP and has voting control over Offshore Fund GP. Trive Affiliated Coinvestors I GP LLC (“Coinvestors Fund GP”) is the general partner of Trive Coinvestors Fund and has voting control over Trive Coinvestors Fund. Trive Holdings is the sole member and sole managing member of each of Fund I GP and Coinvestors Fund GP and has voting control over each of Fund I GP and Coinvestors Fund GP. Each of Messrs. Searcy and Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, (1) each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund I GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Trive Fund I, (2) each of Mr. Searcy, Mr. Zugaro, Trive Holdings, Fund I GP, and Offshore Fund GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Trive Offshore Fund, and (3) each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Coinvestors Fund GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Trive Coinvestors Fund.

(c) Number of shares as to which each of Mr. Searcy, Mr. Zugaro and Trive Holdings has:

(i) Sole power to vote or to direct the vote:                0                .

(ii) Shared power to vote or to direct the vote:                2,169,485                .

(iii) Sole power to dispose or to direct the disposition of                0               .

(iv) Shared power to dispose or to direct the disposition of                2,169,485               .

Number of shares as to which Fund I GP has:

(i) Sole power to vote or to direct the vote:                0               .

(ii) Shared power to vote or to direct the vote:                2,079,120               .

(iii) Sole power to dispose or to direct the disposition of                0               .

(iv) Shared power to dispose or to direct the disposition of                2,079,120               .

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2019

/s/ Conner Searcy
Conner Searcy

/s/ Christopher Zugaro
Christopher Zugaro

Trive Capital Fund I GP LLC

By: Trive Capital Holdings LLC
Its: Managing Member

By:	/s/ Conner Searcy
Name:	Conner Searcy
Title:	Managing Partner

Trive Capital Holdings LLC

By:	/s/ Conner Searcy
Name:	Conner Searcy
Title:	Managing Partner

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 25, 2019

/s/ Conner Searcy
Conner Searcy

/s/ Christopher Zugaro
Christopher Zugaro

Trive Capital Fund I GP LLC

By: Trive Capital Holdings LLC
Its: Managing Member

By:	/s/ Conner Searcy
Name:	Conner Searcy
Title:	Managing Partner

Trive Capital Holdings LLC

By:	/s/ Conner Searcy
Name:	Conner Searcy
Title:	Managing Partner